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03037049

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Free State Development & Investment Corp Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

FILE NO. 82- 296 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 11/3/03

Free State Development and Investment Corporation Limited

Annual Report 2003

Free State Development and Investment Corporation Limited

(Reg. No. 1944/016931/06)

(Incorporated in the Republic of South Africa)

("Freddev" or "the Company")

Annual financial statements – 31 March 2003

CONTENTS

DIRECTORATE AND ADMINISTRATION

Directors
V G Bray *(Non-Executive Chairman)*
H C Buitendag *(Non-Executive Director)*
R B Kebble *(Non-Executive Director)*
J C Lamprecht *(Non-Executive Director)*
G W Poole *(Non-Executive Director)*
S Tainton *(Non-Executive Director)*

Registered office and secretary
P B Beale (Ms)
28 Harrison Street
Johannesburg, 2001

Postal address:
PO Box 11165, Johannesburg, 2000
Telephone: +27 11 688 5100
Facsimile: +27 11 834 9195

London secretaries
JCI (London) Limited
6 St James's Place
London, SW1A 1NP
England

South African Transfer Secretaries
Computershare Limited
70 Marshall Street
Johannesburg, 2001
(PO Box 1053, Johannesburg, 2000)

United Kingdom Registrars
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent, BR3 4TU

Sponsor
River Sponsors (Pty) Limited
150 Brooks Street
Suite 202
Duncan Manor
Brooklyn, Pretoria, 0180
(PO Box 1666, Groenkloof, 0027)

Bankers
Standard Bank of South Africa Limited
Johannesburg Branch
86 Commissioner Street
Johannesburg, 2001

Investor Relations
Contact person: George Poole
Telephone: +27 11 688 5100
Facsimile: +27 11 836 3757
e-mail: gpoole@jci.co.za

CHAIRMAN'S REVIEW

While every endeavour has been; and continues to be made to identify and realise opportunities concerning the Group's mineral rights and interests therein, this is becoming increasingly more difficult with the pending proclamation of the Mineral and Petroleum Resources Development Act 28 of 2002. In this context, we are happy to report that an Exchange Agreement has been concluded with a South African mining company, which will facilitate the Group's acquiring a more substantial, consolidated, mineral rights holding adjacent to the South Deep Gold Mine.

As regards the difficulties experienced concerning our platinum participation rights and the legal action instituted against Rustenburg Platinum Mines Limited ("RPM") for the recovery of damages pursuant to the repudiation by RPM of the participation rights held by Southern Holdings Limited, legal proceedings have been resumed following a temporary suspension in an endeavour to reach settlement.

For the year under review, Group operations yielded an after tax profit of R5 662 000, which compares with the R2 664 000 earned for the previous reporting period. The headline earnings of 24,8 cents per share compared with 12,0 cents per share for the previous period. The Company's main source of income continues to be interest earned on the loan to JCI Gold Limited.

Your board will continue to assess alternatives available to it in terms of realising shareholder value through the consolidation of mineral rights and/or the conclusion of related mineral rights transactions. Further to these alternatives, an offer has been received from Randgold & Exploration Company Limited after the financial year end, as detailed in the press announcement published on 22 August 2003. The full particulars pertaining to this offer will be sent to shareholders in due course, including a recommendation by the board.

I would like to thank the board members for their continued support during the year, and in particular, John Brownrigg, who resigned in the latter part of the year. John's advice over the years, particularly in terms of recent legislative changes as they pertain to the mining industry, has been extremely valuable and is much appreciated.

V G Bray
Non- Executive Chairman

3 September 2003

DESCRIPTION OF MINERAL AND PARTICIPATION RIGHTS

The Freddev Group has a large portfolio of mineral rights and interests that cover an area of 75 216 hectares. These rights incorporate interests in the form of net vendor considerations, subscription rights, participation interests and royalties, in the commodities gold, platinum, base metals and coal.

The terms "subscription right" and "net vendor consideration" in the following descriptions have the following meanings:

Subscription right: *The right to subscribe for equity in the initial working capital of any company formed to exploit the mineral rights.*

Net vendor consideration: *It generally is accepted to represent the consideration accruing to the owner of the rights on disposal thereof, or upon exploitation thereof, by outside parties.*

Information on the mineral rights and interests of Freddev and its subsidiaries, together with the various agreements entered into, are summarised as follows:

MINERAL RIGHTS OWNED BY THE COMPANY (Figure 1)

(a) *Edom No. 277 Remaining Extent ("RE") and Kleinfontein No. 472 (totalling 291 hectares) (Figure 2)*

These properties are situated immediately adjacent to, and down dip of, the Kopanang Gold Mine in Klerksdorp. As such, the potential exists for economically viable Vaal Reef, which can be accessed from the adjoining infrastructure on Kopanang. An estimate of the mineral resource for the Vaal Reef on both properties has been established using data from the adjoining mines, whereas the structural elevation thereof has been derived from a 3-D seismic survey.

The Company will benefit to the extent of 67,5% of subscription rights and 97,5% of any net vendor consideration in respect of these properties.

The mineral rights continue to be held through a Notarial Prospecting Contract, which together with the supporting Prospecting Permit, has been extended through to July 2004.

These two properties form the subject of an Exchange Agreement with a South African mining company aimed at consolidating mineral rights adjacent to the South Deep Gold Mine, where the Company would ultimately secure a more meaningful ground holding position.

(b) *Sterkfontein No. 474 (undivided 82% share of 644 hectares) and Kleinjonkerskraal No. 551 (165 hectares) (Figure 2)*

These properties are situated immediately south of the Weltevreden Gold Mine and have potential for the Vaal and Ventersdorp Contact Reefs. Gold grades are expected to be low by virtue of the distal nature of the two reef zones.

The Company holds a 50% subscription right and a 75% net vendor consideration in respect of these properties.

These properties are included in the Exchange Agreement referred to in (a) above.

(c) *Wildebeestvlakte No. 322 RE (143 hectares) (Figure 3)*

This property is situated some 4 kilometres northeast of Avgold's Target Project and has potential for both the Basal and 'B' Reef zones. Gold grades are expected to be low.

The Company holds a 100% subscription right and a 100% net vendor consideration in the property.

(d) *Lekkerleven No. 203 (115 hectares), Vrede No. 201 (115 hectares), Eerste Geluk No. 61 Subdivisions 1 to 4 and RE (959 hectares), Grootkop No. 277 (933 hectares), Damplaats No. 361 (257 hectares) and Katbosch No. 358 (175 hectares) (Figure 3)*

The properties, totalling some 2 554 hectares, are situated immediately east of Avgold's Target Project and northeast of Loraine Gold Mine. This area has potential for the Basal and 'B' Reef zones.

The Company owns the mineral rights over a total of 1 189 hectares on the farms Lekkerleven, Vrede and Eerste Geluk. In 1989, a joint venture agreement was concluded between JCI Limited and Lydenburg Exploration Limited ("Lydex"), where three adjoining Lydex properties were permanently 'pooled' with the Freddev ground. The Lydex properties consist of the farms Grootkop, Damplaats and Katbosch measuring a total of 1 365 hectares. The participation rights of each party in the venture are Freddev 30,18%, Lydex 34,76%, JCI Gold Limited 20.06% and Tanks Oil and Platinum Holdings Limited 15%.

(e) *Hilton No. 30 Subdivision 1 and RE (677 hectares), Buitendachs Hoop No. 122 (486 hectares), Wessels Gunst No. 261 (undivided half share of 50 hectares), Weltevreden No. 59 RE (543 hectares), Bandon No. 345 (62 hectares) and Leclusa No. 70 (303 hectares) (Figure 3)*

These properties, measuring a total of 2 096 hectares, are all adjacent to Jeannette Gold Mine. In 1975, the Company granted Jeannette Gold Mine the sole right to prospect these properties. This agreement was extended several times with the most recent extension having expired at the end of June 1996. A geological assessment of the properties has previously been undertaken by Anglogold Limited, who confirmed the potential for the Basal and 'B' Reef zones.

The Company holds a 50% subscription right and a 75% net vendor consideration on all the properties other than Buitendachs Hoop, where it has a 55% subscription right and an 85% net vendor consideration.

Locality of Mineral Interests in the Witwatersrand Basin



CENTRAL RAND GOLDFIELD
WEST WITS GOLDFIELD
EVANDER GOLDFIELD
KLERKSDORP GOLDFIELD
FREE STATE GOLDFIELD
Randfontein
Carletonville
Johannesburg
Wildebeest-fontein 122IS
Evander
Fig.4
Heidelberg
Fig.2
Greylingstad
Klerksdorp
Parys
VREDEFORT DOME
Leeudoringstad
Bothaville
Heilbron
Fig.3
Kroonstad
Welkom
Theunissen
Legend
Central Rand Group
West Rand Group
Goldfields
Major Faults
N
50
0
50
Kilometres

Figure 1.

(f) *Dankbaar No. 125 (142 hectares) and Gouws Rust No. 216 (184 hectares) (Figure 3)*

The Company holds a 50% subscription right and a 75% net vendor consideration in respect of the two properties.

(g) *Philippi No. 414 (256 hectares) (Figure 3)*

The property was the subject of a Tribute Agreement with Freegold, which expired on 30 September 2000. President Steyn Gold Mines Limited has previously expressed an interest in the property, and continues to be interested, but has as yet not made an acceptable offer to acquire the rights.

The Company holds a 50% subscription right and a 75% net vendor consideration in respect of the property.

(h) *Jonkersrust No. 72 (565 hectares) and Du Preez Leger No.324 (565 hectares) (Figure 3)*

Some fifteen boreholes have been drilled on the two properties, which have delineated the subcrop position of the Leader and Basal Reef zones. Additional reef zones present on the properties with potential are the Aandenk, 'B' and the Intermediate Reef's.

In 1987, Freddev entered into a joint venture agreement (the so-called "Southbrand Venture") with Freegold with the objective of exploring, and exploiting these properties. However, as it was not possible to negotiate a mining lease on terms that allowed the economic exploitation thereof, development of the President Brand Extension (as it was to be called) was suspended in 1989. The future exploitation of the properties will be dictated by developments on the adjoining mining operations.

The Company holds a 50% subscription right and an 85% net vendor consideration on the farm Jonkersrust and a 50% subscription right and a 75% net vendor consideration in respect of Du Preez Leger.

(i) *Vermeulenskraal No. 223, Subdivision 1 and RE (913 hectares) (Figure 3)*

Six boreholes have historically been drilled on the property, certain of which returned encouraging grades for the Leader and Basal Reef zones. The Aandenk, 'B' and Intermediate Reef zones all have moderate mineralisation potential.

This property is situated immediately west of the Harmony Gold Mine, and based on the drilling results, this property has the potential to be incorporated into future mining operations, and/or extensions of existing mining leases.

The Company holds a 55% subscription right and an 85% net vendor consideration in respect of this property.

Mineral Interests in the Klerksdorp Goldfield


Mineral Rights Legend
FSD Mineral Rights
FSD Interest in Mineral Rights
FSD Mineral Rights - Residual Minerals
Mining Lease / Authorisation Area
N
Brakspruit Venture
Northvaal Block Venture
Stilfontein
Stilfontein
Hartebeestfontein
Klerksdorp
Buffelsfontein
African Rainbow Mining
Goldberg Block Venture
Great Noligwa
Orkney
Kopanang
Doornkom Oost 447
Moab Khotsong
Grootvadersbosch 470
Tau Lekoa
Die Hoek 114
Weltevreden
Kleinfontein 472
Kleinjonkerskraal 551
Edom 277
Sterkfontein 474
Jersey Block Venture
Southvaal Block Venture
Vaal River
10
0
10
Kilometres
De Bank Venture
Bothaville

Figure 2.

DESCRIPTION OF MINERAL AND PARTICIPATION RIGHTS (CONTINUED)

(j) *Tweepan No. 678 (178 hectares) and Millo No. 693 RE (178 hectares) (Figure 3)*

The De Bron fault zone traverses both Tweepan and Millo with resultant losses at the elevation of the reefs present. The properties are underlain by a variety of reef horizons, of which the Aandenk, 'B' and Leader Reefs have the best mineralisation potential, as opposed to the VS5/Beatrix, BPM and Intermediate Reefs which have moderate to low potential.

The properties are bounded on the northern and eastern sides by Harmony Gold Mine, and are believed to have potential for incorporation into future, and/or extensions of existing, mining operations.

The Company holds a 55% subscription right and an 85% net vendor consideration in respect of these properties.

(k) *Rebelkop No. 456 (689 hectares) (Figure 3)*

The Leader Reef underlies the property to the south of the Virginia fault, at depths of 1 600 to 2 000 metres below surface. Gold grades are expected to be low.

The Company holds a 55% subscription right and an 85% net vendor consideration in respect of this property.

(l) *Olivine No. 249 Portion Servitude S1 (30 hectares) (Figure 3)*

The property has limited potential by way of its geographic position relative to the subcrop position of the main reef horizons of the Central Rand Group, despite its location adjacent to Harmony Gold Mine.

The Company holds a 55% subscription right and an 85% net vendor consideration.

(m) *Palmietfontein No. 229 Subdivision 1 (272 hectares) (Figure 3)*

Palmietfontein Mining Ventures (Proprietary) Limited, a wholly owned subsidiary of the company, holds the mineral rights to Subdivision 1 of Palmietfontein No. 229. The farm is situated some 7 kilometres east of the HJ Joel Gold Mine at the southern extremity of Anglogold's Robijn Prospect. The property is underlain by the VS5/Beatrix and Sandriver Reefs, which occur at depths of less than 1 000 metres below surface. The ground to the north has been drilled extensively by Anglogold.

The Company holds a 50% participation interest in the property.



Mineral Interests in the Free State Goldfield
Schuttesdraai Venture
Mineral Rights Legend
FSD Mineral Rights
FSD Interest in Mineral Rights
FSD Royalty
FSD Mineral Rights - Residual Minerals
Mining Lease / Authorisation Area
10
0
10
Kilometres
N
Wildebeestvlakte 322
Grootkop 277
Lekkerleven 203
Vrede 201
Target
Damplaats 361
Eerste Geluk Venture
Katbosch 358
Eerste Geluk 61
Allanridge
Loraine
Jeannette
Hilton 30
Leclusa 70
Bandon 345
Weltevreden 59
Wessels Gunst 261
Buitendachs Hoop 122
Philippi 414
Odendaalsrus
Gouws Rust 216
Tshepong
Dankbaar 125
Matjhabeng
Wolas Block Venture
African Rainbow Minerals
Welkom
President Steyn
St Helena
Bambanani
Harmony
Harmony
Olivine 249
Rebelkop 456
Jonkersrust 72
Du Preez Leger 324
Virginia
Vermeulenskraal 223
Sand River
Doornrivier 330
Tweepan 678
Millo 639
Oryx
New Wits Venture
Palmietfontein 229
Doornrivier/Spare Part Venture
Joel
Beatrix

Figure 3.

DESCRIPTION OF MINERAL AND PARTICIPATION RIGHTS (CONTINUED)

RIGHTS TO RESIDUAL MINERALS

The Company holds the rights to residual minerals on certain portions of the following farms: Bandon No. 345, Buitendachs Hoop No. 122, Die Hoek No.114, Dolly No. 404, Doornkom Oost No. 447, Edom No. 277, Erfdeel No. 198, Eva No. 527, Grootvadersbosch No. 470, Hestersrust No. 224, Kalkkuil No. 153, Kleinfontein No. 472, Leclusa No. 70, Marthina's Gift No. 899, Ophir No. 805, Paleisheuwel No. 323, Philippi No. 414 and Thelma No. 104.

These rights, which are situated in the districts of Odendaalsrus and Viljoenskroon, cover an area of approximately 7 898 hectares and relate to those areas where the precious metal rights have previously been incorporated into the mining leases of Freegold, Kopanang and Loraine.

PARTICIPATION INTERESTS OF THE COMPANY

The Company directly holds extensive participation interests. In most cases, the participation rights are non-contributory during the exploration phase, and as such carry no obligations to fund exploration costs. These interests are described as follows:

(a) *Western Areas No.4 Project (Figure 4)*

The Company holds a 16% participation interest (20% contributory interest) in the mineral rights to ground measuring 3 534 hectares, situated adjacent to the South Deep Gold Mining Authorisation, through its involvement in the WA4 Syndicate.

By virtue of the fact that the WA4 Syndicate also holds an interest in a prospecting lease over Portion 9 of the farm Waterpan No. 292, the Company also has an interest in the property. In this regard, based on a previous agreement with Western Areas Gold Mine ("WAGM"), the syndicate members are entitled to a 50% share of the profits derived from mining after the deduction of capital expenditure and any accumulated losses arising from the mining of the property. However, in view of Randfontein Estates Limited ("Randfontein Estates") having purchased the WAGM North Shaft in October 1997, and Harmony Gold Mining Company Limited in turn having acquired Randfontein Estates Limited in February 2000, the obligation in terms of the agreement now resides with Harmony.

Based on an Agreement of Exchange concluded with Gold Fields Mining Services Limited ("GFL") in November 1999, where Freddev exchanged its interest in those properties, or portions thereof, to the west of the West Rand Fault (and east of the Kloof Gold Mining Company Lease) with GFL, Freddev is entitled to a tiered gold royalty of 2,0% to 2,5% on the properties concerned. The royalty is based on attributable gold production/revenue and varies in accordance with the average spot gold price at the time.

Mineral Interests in the West Wits Goldfield


N
Randfontein Estates Limited
Randfontein Estates Limited Cooke Section
Westonaria
Zuurbekom 297
Hillshaven
Waterpan
Kloof Gold Mining Company Limited
South Deep Gold Mine
Kalbasfontein Venture
Mineral Rights Legend
FSD Mineral Rights
FSD Interest in Kalbasfontein Venture
FSD Interest in WA4 Area
FSD Royalty
Mining Lease / Authorisation Area
5
0
5
Kilometres

Figure 4.

(b) *Zuurbekom 297 IQ RE (4 528 hectares) (Figure 4)*

Freddev acquired a 100% undivided share in the mineral rights for property through an Agreement of Exchange with GFL concluded in November 1999. The northwestern corner of the property is located approximately 1 kilometre due east of the Cooke Section of Randfontein Estates.

The property has potential for the UE1a reef horizon of the Middle Elsburgs, which has been identified on the basis of a drilling programme previously completed by Gencor. The drilling programme succeeded in delineating the broad geometry of a UE1a channel that extends from the eastern boundary of the Cooke 1 Section of Randfontein Estates into the northern sector of the property. Gold grades are similar to those developed on Randfontein Estates.

(c) *Doornrivier Project (Figure 3)*

In terms of an Agreement of Exchange with GFL dated November 1999, Freddev holds a tiered gold royalty of 2,0% to 2,5% (pending the average spot gold price at the time and based on attributable gold production/revenue) on the property.

(d) *Wildebeestfontein 122 IS Portion 15 and RE (129 hectares) (Figure 1)*

Freddev has a 10% non-contributory participation right and a 10% net vendor consideration over the property that is situated in the Bethal District, and is located approximately 2 kilometres north of Winkelhaak Gold Mine in the Evander Goldfield. The property is underlain by the Kimberley Reef at mineable depths, and could be incorporated into a future mining operation.

The properties are held by a company called Remaining Extent and Portion 15 Wildebeestfontein (Proprietary) Limited, in which Freddev has a 10% shareholding.

(e) *De Bank 407 RE Subdivision 3 and Subdivision 5 (Figure 2)*

Freddev has a 10% non-contributory participation right and a 10% net vendor consideration in the property, which it acquired from Aurora Exploration and Development (Pty) Limited in July 1991. Gold Fields Limited currently owns the mineral rights for the property, having taken cession thereof from Gencor SA Limited in March 1999.

The property measures 372 hectares in extent, and is located adjacent to Avgold's Oribi Project in the Bothaville area. The Ventersdorp Contact Reef is considered to be the primary reef of interest.

DESCRIPTION OF MINERAL AND PARTICIPATION RIGHTS (CONTINUED)

(f) *Witrand 850 (Figure 2)*

Western Areas Limited ("WAL") has a one-half share of the mineral rights of portion Witrand 850 of the farm Pilgrim's Estate 272 (262 hectares) situated in the Klerksdorp area (Jersey Block). By virtue of an agreement with JCI Limited (now represented by WAL), Freddev has a 10% subscription right in the property. Albeit that the property is underlain by the Vaal Reef, gold grades are expected to be low by virtue the interpreted facies type present.

(g) *Hartbeestpoort Tin Project*

In terms of an agreement concluded with JCI Limited, Freddev has a 5% net vendor consideration or a 5% royalty (after the deduction of costs) in the project. The farm Hartbeestpoort 522 KQ is situated in the Rooiberg area, Northern Province, and measures 1 425 hectares. Previous drilling on this property has confirmed the presence of tin mineralisation. The economic viability of the project is dependent on its being integrated into similar operations in the region, and a sustained improvement in the tin price. To this extent, an interested party has approached the Group with an offer to purchase the rights, pending certain conditions precedent.

PARTICIPATION INTERESTS OF SOUTHERN HOLDINGS LIMITED

Southern Holdings Limited ("Southern Holdings"), a wholly owned subsidiary of the Company, holds a significant portfolio of participation interests that were acquired through the conclusion of various venture agreements, and which cover a cumulative area of some 47 776 hectares.

These interests include subscription rights, non-contributory participation rights and royalties and relate to prospects or mining activities aimed at the exploitation of gold, platinum, base metals and coal.

1. **Gold prospects**

As is evident from figures 2, 3 and 4, many of the participation interests relate to areas that are adjacent to existing gold mines, or they are located in areas that have potential for the development of new gold mining operations.

These participation interests are under agreement with various companies, as indicated below. In certain cases, the participation interests relate to less than 100% of the mineral rights.

(a) **Agreements with Anglogold Limited ("Anglogold")**

(i) *Brakspruit Venture* – 5% subscription right in 419 hectares as held by Anglogold within the venture area. The venture area is situated to the northwest of Klerksdorp, and is underlain by strata of the West Rand Group. This right is the subject of an Exchange Agreement with Anglogold.

(ii) *New Wits Venture* – 7,5% subscription right in Anglogold's interest in the venture, which varies from 27,5% to 92,5%. Mineral rights covering an area of 1 225 hectares have been purchased by Anglogold and GFL within the venture area, which is situated in the vicinity of Winburg, and has potential for the V55/Beatrix reef.

As part of a sale of business agreement with ARMgold/Harmony Freegold Joint Venture Company (Pty) Limited ("the ARM-Harmony JV"), Anglogold sold its rights in the New Wits Venture to the latter, with whom the obligation in terms of the Southern Holdings subscription right now resides.

(iii) *Doornrivier Spare Part Venture* – 5% subscription right in 7 643 hectares as held by Anglogold within the venture area. The venture area is situated in the Southern Free State Goldfield and has potential for the VS5/Beatrix, A'andenk, 'B', Leader, Basal and Intermediate Reef zones.

With Anglogold having sold their rights in the Doornrivier Spare Part Venture to the ARM-Harmony JV, the obligation in terms of the Southern Holdings subscription right now resides with the latter.

(iv) *Jersey Block Venture* – 5% subscription right in 3 795 hectares as held by Anglogold within the venture area. The mineral rights are located south and west of the Kopanang Gold Mine, and have potential for the Vaal Reef. This right is the subject of an Exchange Agreement with Anglogold.

(v) *Wolas Block Venture* – 5% subscription right in 437 hectares within the venture area. Anglogold holds all the mineral rights, which occur to the west of Freegold's lease area.

As is the case for the (a) (ii) and (iii) above, the rights to the Wolas Block Venture were also included in the sale of business agreement, and hence the obligation in terms of the Southern Holdings subscription right resides with the ARM-Harmony JV.

(vi) *Kalbasfontein Venture* – 6% subscription right in an area of 579 hectares and a 3% subscription right in an area of 31 hectares, where the mineral rights are held by Goldridge Gold Mining Company (Pty) Limited. The majority of the mineral rights are located to the south and east of the South Deep Gold Mine, and have potential for both the Ventersdorp Contact Reef and the various reef horizons that comprise the Upper Elsburgs (Massives and Individuals).

(b) **Agreements with GFL Mining Services Limited ("GFL")**

(i) *Doornrivier Spare Part Venture* – 5% subscription right in 1 165 hectares as held by St Helena Gold Mines Limited within the venture area.

(ii) *Southvaal Block Venture* – 5% subscription right in 9 719 hectares within the venture area, which is located to the south of the Kopanang Gold Mine and east of Moab Khotsong. The mineral rights to precious metals are held by GFL (after Gencor and Gold Fields Limited).

Part of the venture area (4 994 hectares) is the subject of a venture agreement with Billiton SA Limited, where the latter holds the rights to base metals.

(iii) *Northvaal Block Venture* – 5% subscription right in 36 hectares, in which GFL hold the mineral rights. The venture area is located to the east of Buffelsfontein Gold Mine and has potential for the Vaal Reef.

(iv) *Goldberg Block Venture* – 7.5% subscription right in 2 906 hectares within the venture area, as held by GFL. The venture area is located to the east of Buffelsfontein Gold Mine, and has potential for the Vaal Reef.

(c) **Agreements with Durban Roodepoort Deep, Limited ("DRD")**

(i) *Northvaal Block Venture* – 5% subscription right in 3 918 hectares within the venture area, as held by DRD through Buffelsfontein Gold Mine Limited. The venture is located to the east of Buffelsfontein Gold Mine.

(ii) *Goldberg Block Venture* – 7,5% subscription right in 340 hectares within the venture area, as held by DRD through Buffelsfontein Gold Mine Limited. The project is located to the east of Buffelsfontein Gold Mine.

(d) **Agreement with Randgold and Exploration Company Limited ("Randgold")**

(i) *Schuttesdraai Venture* – 50% participation right in the venture in which Randgold hold the rights to 705 hectares. The area, located some 20 kilometres to the northeast of Loraine Gold Mine, has potential for the Basal Reef.

2. **Platinum prospects**

Southern Holdings has a number of participation interests in properties with the potential for future exploitation of platinum group metals. The most significant of these interests is a net 7,5% subscription right over the farm Styldrift 90 JQ, which is 4 516 hectares in aerial extent and is underlain by the Merensky and UG2 Reefs. Anglo American Platinum Corporation Limited ("Angloplats"), on behalf of Rustenburg Platinum Mines Limited ("RPM"), has completed an exploration programme and feasibility study on the adjoining Boschkoppie property and has proceeded with the development of the Bafokeng-Rasimone Platinum Mine ("BRPM").

In terms of an agreement between the Royal Bafokeng Nation and Angloplats, the Boschkoppie and Styldrift farms will be mined as a 50:50 joint venture. The workings at BRPM will be used to gain access to Styldrift. In addition to the existing infrastructure, a new decline shaft and a 230 000 tons per month concentrator capacity upgrade will allow the Joint Venture to attain steady state production anticipated at 485 000 ounces of refined platinum per annum some five years after commencement of the Joint Venture. Styldrift is actively being drilled for resource definition purposes, and has been the subject of design and project engineering work, including a 3-D seismic survey, and scoping studies for an Environmental Management Programme Report and mine access design.

Pursuant to the repudiation by RPM and its obligations towards Southern Holdings in terms of the participation rights held by Southern Holdings as they relate to the properties Styldrift, D'sjate, Fernkloof and Quartzhill, legal action was instituted against RPM. This was effected as two separate actions, namely with reference Styldrift on the one hand, and D'sjate, Fernkloof and Quartzhill on the other. In both instances the principal defence raised by RPM to the respective claims is that the participation rights in question were extinguished with inception of the 1991 Minerals Act. Legal proceedings have been resumed following a temporary suspension in an endeavour to reach settlement.

DESCRIPTION OF MINERAL AND PARTICIPATION RIGHTS (CONTINUED)

The Company's interests are considered to be as follows:

(a) *Styldrift 90 JQ* – a 15% subscription right or a 15% net vendor consideration in the property, which covers an area of 4 516 hectares. The interest is held in terms of a Letter of Agreement with Dithaba Platinum (Proprietary) Limited. Impala Platinum Holdings Limited holds a 50% sub-participation right in Southern Holdings' interest.

(b) *D'sjate 249 KT* – 10% subscription right and a 10% net vendor consideration in terms of an agreement with RPM, over an area measuring approximately 133 hectares in the Steelpoort area.

(c) *D'sjate 249 KT* – 15% subscription right. Southern Holdings' 15% participation right is subject to a 10% sub-participation right. The agreement is with RPM over an area of approximately 227 hectares.

(d) *Quartzhill 542 KS* – 15% subscription right. Southern Holdings' 15% participation right is subject to a 10% sub-participation right. The agreement is with RPM over an area of approximately 1 664 hectares.

(e) *Fernkloof 539 KS* – 15% subscription right. The agreement is with RPM over an area of approximately 525 hectares.

(f) *Boschkoppie 104 JQ* – 3% subscription right over the mineral rights, as detailed below, should they be exploited by Braklands Properties (Pty) Limited (a subsidiary of BHP Billiton SA Limited):

(i) all rights to minerals with the exception of platinum, palladium, rhodium, iridium, ruthenium, osmium, gold, silver, nickel and copper in the Merensky and UG2 Reef zones over the Remaining Extent, measuring 1 886 hectares; and

(ii) all rights to minerals with the exception of chrome, platinum, palladium, rhodium, iridium, ruthenium, osmium, gold, silver, nickel and copper in the Merensky and UG2 Reef zones over Portion 1, measuring 1 929 hectares.

3. Coal prospects

The Company's interests in coal prospects are as follows:

(a) *Riet Retief Coal Project* – 2% royalty (based on the pit-head price of coal) from mining on this property which measures 2 453 hectares in terms of a Letter of Agreement with Duiker Mining Limited. No royalties were received during the year under review.

(b) *Newcastle Coal Project* – a 5% share subscription right (of which 2,5% is free of any consideration) in the coal rights to 1 525 hectares. The Company's rights are held by way of a Memorandum of Agreement with Ingwe Collieries Limited, who hold the coal rights.

IMPLICATIONS OF THE NEW MINERAL AND PETROLEUM RESOURCES DEVELOPMENT ACT 28 OF 2002 – SOUTH AFRICAN MINERAL RIGHTS INTERESTS

On 10 October 2002, the Mineral and Petroleum Resources Development Act No. 28, 2002 (the "Act") was promulgated into law by publication in the South African Government Gazette. The Act will come into operation on a date yet to be proclaimed in the Government Gazette by the State President. It is expected that commencement of the Act will not be proclaimed until the related instruments have been introduced, finalised and brought into operation.

The Act provides for State custodianship of mineral resources and the government becomes the grantor of prospecting, exploration, mining and production rights.

The implications for companies holding mineral rights or rights therein, are set out in the transitional arrangements that are recorded in Schedule 2 to the Act.

There are three categories of rights given recognition in terms of the transitional provisions, namely:

- Old order mining rights
- Old order prospecting rights
- Unused old order rights

An **old order mining right** includes that situation where the underlying right is held in conjunction with a mining authorisation issued in terms of Section 9 of the Minerals Act, and where mining operations are actively being conducted at the commencement of the Act. The holder of such an old order mining right will have a period of five years from the commencement of the Act to convert the old order mining right into a new form mining right in terms of the Act. There is no guarantee that such conversion will take place, because an application has to be made therefor, and the criteria for conversion as set out in Section 7 of Schedule 2 need to be satisfied. There is no guarantee that the converted mining right will apply to the same area held under the old order mining right and be granted for the same period. In order to convert, one has to lodge, inter alia, a prescribed social plan and demonstrate that the holder will give effect to the object of the Act of expanding opportunities for Historically Disadvantaged South Africans ("HDSA's") to enter the mineral industry and to benefit from the exploitation of the nation's mineral resources, in accordance with the Charter on Socio-Economic Empowerment which contains a scorecard approach to such empowerment on the grant of conversion. It should further be noted that upon such conversion being granted, the holder of the new form mining right will have to pay a royalty to the State in terms of the Mineral and Petroleum Royalty Bill.

The recently published, but not yet legislated Mineral and Petroleum Royalty Bill, makes provision for a mineral resource extractor to pay royalties annually, on a quarterly basis, to the State for every mineral resource extracted and transferred by that extractor. The proposed royalty to be imposed on gold extraction is 3% multiplied by the published tradeable value and by its unit quantity in terms of weight, size, volume or other similar criteria normally used for that mineral resource. The gross sale value should be used if the tradeable value is not available. A mineral extractor will not be subject to a royalty on any mineral resource transferred, if it proves that the same mineral resource was previously subject to a royalty.

IMPLICATIONS OF THE NEW MINERAL AND PETROLEUM RESOURCES DEVELOPMENT ACT 28 OF 2002 – SOUTH AFRICAN MINERAL RIGHTS INTERESTS (CONTINUED)

An **old order prospecting right** is defined to include a situation where a mineral right holder, or somebody who has the consent of the mineral right holder, has a prospecting permit issued in its name in terms of Section 6 of the Minerals Act and is actively prospecting at the time the Act is enacted. In this instance, the holder of the old order prospecting right has a period of two years from commencement of the Act to convert the old order prospecting right into a new form prospecting right in terms of the Act. Once again, the terms and conditions applicable to the new form right may be different to those that applied in relation to the old order prospecting right, and there is no guarantee that conversion will be granted. The applicant will still have to apply, and satisfy, the criteria for conversion as set out in Section 6 of Schedule 2.

Where one holds mineral rights, mining title, or rights to prospect, whether coupled with a mining authorisation or prospecting permit or not, and the holder of the relevant right is not actively prospecting or mining at the commencement of the Act, then one will be the holder of an **unused old order right** giving the holder one year from the commencement of the Act to apply either for a new form prospecting right or mining right in terms of the new Act, satisfying all the criteria for the granting thereof set out in Sections 16 and 22 of the Act respectively. If the holder does not apply during the one-year period, or the application is turned down, then the underlying rights will lapse and the right to prospect or mine over the relevant area can be granted by the State to any third party. In order to obtain a new form prospecting right the applicant would have to lodge and comply with a prospecting programme and a commitment, to annual expenditure. On failure to comply with such programme or expenditure commitments, the Minister may revoke the new right.

It should further be noted that upon the conversion of the old order mining rights and old order prospecting rights into new form prospecting rights and mining rights, all of the underlying old order rights will lapse.

In addition, current rights to receive royalties or other ongoing considerations flowing from old order rights are not given recognition in the transitional provisions whatsoever, and when the mineral rights lapse in accordance with the transitional provisions whether after the one, two or five year periods mentioned above, the royalty or ongoing consideration will have no force or effect.

The Act will undoubtedly impact on the ability of the Company to secure favourable terms when negotiating transactions that involve mineral rights, or interests therein, for those properties which cannot be developed independently.

CORPORATE GOVERNANCE

THE KING II REPORT ON CORPORATE GOVERNANCE ("KING II REPORT")

The board of directors is committed to maintaining the standards of integrity and openness as detailed in the Code of Corporate Practices and Conduct ("the Code") recommended in the King II Report on Corporate Governance. Freddev has taken cognisance of the recommendations of the King II Report on corporate governance and has, where possible, implemented and improved upon its internal structures.

DIRECTORS' RESPONSIBILITY

INTERNAL CONTROL

The directors bear the responsibility for setting and maintaining the Group's systems of internal controls, and in protecting its assets and earnings against material financial loss. They are committed to discharging these responsibilities as cost effectively as possible. Business risks are assessed on an ongoing basis and risk management procedures modified and implemented as needed. The Group has a comprehensive reporting system which is monitored and reviewed monthly by management and the directors. The system facilitates budgetary control, provides reasonable assurance as to the accuracy of financial statements and safeguards the Group's assets.

ANNUAL FINANCIAL STATEMENTS

The directors are required by the Companies Act to prepare annual financial statements which fairly present the state of affairs of the Company and of the Group, and the results of the wholly-owned subsidiaries. The auditors are responsible for independently examining, reviewing and reporting their findings on these financial statements.

The financial statements as set out in this report have been prepared by management in conformity with South African Statements of Generally Accepted Accounting Practice and are based on appropriate accounting policies which have been consistently applied and which are supported by reasonable and prudent judgement and estimates. The auditors' report is set out on page 21.

The directors are of the opinion that the annual financial statements fairly represent the financial position of the Company as at 31 March 2003, and the results of the Group and cash flow information for the year then ended.

MANAGEMENT

The board of directors of the Company are principally non-executive directors who are chosen for their business acumen and skills.

All directors have access to the advice and services of the Company Secretary and, with the prior agreement of the non-executive Chairman, are entitled to seek independent professional advice concerning the affairs of the Company at its expense.

PRICE-SENSITIVE INFORMATION

In accordance with the JSE Securities Exchange South Africa guidelines on price-sensitive information, the Company has adopted a policy dealing with the determination of information as price-sensitive, confidentiality undertakings and discussions with the press, institutional investors and analysts. The Company follows a 'closed-period' principle, during which period directors are prohibited from dealing in the Company's shares.

APPROVAL OF ANNUAL FINANCIAL STATEMENTS

The financial statements are prepared in accordance with South African Statements of Generally Accepted Accounting Practice and incorporate full and responsible disclosure in line with the accounting policies of the Group.

The financial statements are based on appropriate accounting policies consistently applied and supported by reasonable and prudent judgements and estimates.

The annual financial statements for the year ended 31 March 2003 set out on pages 22 to 35 have been approved by the board of directors on 3 September 2003, and are signed on its behalf by:

V G Bray
Non-Executive Chairman
Johannesburg

R B Kebble
Non-Executive Director

DECLARATION BY THE COMPANY SECRETARY IN TERMS OF SECTION 268(G) (d) OF THE COMPANIES ACT 1973, AS AMENDED

I declare that, to the best of my knowledge, the Company has lodged with the Registrar of Companies all such returns as are required of a public company in terms of the Companies Act, and that all such returns are true, correct and up to date in respect of the financial year reported upon.

P B Beale
Johannesburg
3 September 2003

REPORT OF THE INDEPENDENT AUDITORS

To the members of Free State Development and Investment Corporation Limited.

We have audited the annual financial statements and group annual financial statements of Free State Development and Investment Corporation Limited set out on pages 22 to 35 for the year ended 31 March 2003. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

SCOPE

We conducted our audit in accordance with statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures included in the annual financial statements;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

AUDIT OPINION

In our opinion, the financial statements fairly present, in all material respects, the financial position of the Company and the Group at 31 March 2003, and the results of their operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice and in the manner required by the Companies Act in South Africa.

Deloitte & Touche
Chartered Accountants (SA)
Registered Accountants and Auditors

Johannesburg
3 September 2003

DIRECTORS' REPORT

The directors have pleasure in submitting their report, and the annual financial statements of the Company for the year ended 31 March 2003.

NATURE OF BUSINESS OF THE COMPANY AND ITS SUBSIDIARIES

The Company holds mineral rights and participation rights, some of which are the subject of royalty, prospecting and exploitation agreements concluded with various mining companies.

The Company holds the entire issued share capital of Southern Holdings Limited and Palmietfontein Mining Ventures (Proprietary) Limited. The assets of Southern Holdings Limited consist mainly of mineral participation rights, and the assets of Palmietfontein Mining Ventures (Proprietary) Limited comprise the mineral rights (effective company interest is 50%) over Subdivision 1 of the farm Palmietfontein No. 229, in the district of Winburg.

STYLDRIFT NO. 90 JQ

The difficulties concerning the Group's participation interest in the Styldrift property as regards the legal action instituted against Rustenburg Platinum Mines Limited ("RPM") for the recovery of damages pursuant to the repudiation by RPM of the participation rights held by Southern Holdings Limited, have recently been resumed, following a temporary suspension in an endeavour to reach settlement.

LOAN TO JCI GOLD LIMITED ("JCI GOLD")

On 15 February 2002 the directors authorised the conversion of the cash on deposit to a loan to JCI Gold. Current balance on the loan is R55,8 million. As security for this loan JCI Gold has pledged 1 300 000 shares in Western Areas Limited and 3 000 000 shares in Freddev. Interest is charged at prime overdraft rate (previously 90 days fixed deposit rate). At year-end the market value of the pledged shares was R45,6 million and at 3 September 2003 the market value of these pledged shares had increased to R69,7 million.

RESULTS AND PROFITS

The Group achieved a net income after tax for the year of R5 662 000 (2002: R2 664 000). Interest received on cash balances amounted to R8 736 000 (2002: R4 788 000). Costs relating to administration were R802 000 (2002: R979 000), which included interest paid on borrowed monies of R143 000 (2002: R41 000).

DIVIDENDS

No dividend was declared by the Company during the period under review.

SHARE CAPITAL

The respective share capitals of the company and its wholly-owned subsidiaries, Southern Holdings Limited and Palmietfontein Mining Ventures (Proprietary) Limited, are as follows:

THE COMPANY	2003	2002
Authorised:		
Ordinary shares of ten cents each	29 700 000	29 700 000
Nominal value	R2 970 000	R2 970 000
Cumulative preference shares of one cent each	3 000 000	3 000 000
Nominal value	R30 000	R30 000
Issued:		
Ordinary shares of ten cents each	22 226 597	22 226 597
Nominal value	R2 222 659	R2 222 659

THE SUBSIDIARIES

Southern Holdings Limited

	2003	2002
Authorised and issued:		
Ordinary shares of R0,000008 each	25 000 000	25 000 000
Nominal value	R200	R200
Palmietfontein Mining Ventures (Proprietary) Limited		
Authorised:		
Ordinary shares of R1 each	4 000	4 000
Nominal value	R4 000	R4 000
Issued:		
Ordinary shares of R1 each	100	100
Nominal value	R100	R100

LISTINGS

The abbreviated name under which the Company is listed on the JSE Securities Exchange South Africa is "Freddev" and the Company's JSE Clearing House Code is "FRE".

ADMINISTRATION

Investec Bank Limited resigned as sponsor and River Sponsors (Pty) Limited were appointed in their place, with effect from 19 July 2002.

AUDITORS

The Company's auditors are Deloitte & Touche, who will continue in office in terms of Section 270 (2) of the Companies Act, 1973, as amended.

RESOLUTIONS

Details of resolutions of a significant nature passed by the Company during the year under review, requiring disclosure in terms of the Listings Requirements of the JSE Securities Exchange South Africa, are as follows:

Ordinary resolutions passed at the annual general meeting held on 21 August 2002:

- Authority for the directors to allot and issue the unissued ordinary shares in the Company;
- Authority for the directors to issue reserve shares for cash

POST BALANCE SHEET EVENT

An offer has been received from Randgold & Exploration Company Limited ("Randgold"), after the financial year end, as detailed in the press announcement dated 21 August 2003.

The full particulars pertaining to this offer will be sent to shareholders in due course, including a recommendation by the board.

The scheme as proposed in the press announcement dated 21 August 2003

Randgold will propose a scheme of arrangement in terms of section 311 of the Companies Act (Act 61 of 1973), as amended ("the scheme") between Freddev and Freddev shareholders other than JCI Limited ("Freddev shareholders"), holding 55,1% of Freddev's share capital, which on implementation will result in:

- Randgold acquiring the Freddev shares held by Freddev shareholders in exchange for shares in Randgold issued in the ratio of 12,5 Randgold shares for every 100 Freddev shares held.
- the listing of Freddev on the JSE Securities Exchange South Africa and the London Stock Exchange being terminated.

The approval and implementation of the scheme shall be subject to:

- the scheme being approved by a majority representing not less than 75% of the votes exercisable by Freddev shareholders present and voting, either in person or by proxy, at a scheme meeting of Freddev minority shareholders; and
- the scheme being sanctioned by the High Court of South Africa and the Order of Court being lodged with, and registered by the Registrar of Companies.

DIRECTORATE

During the year under review the following changes occurred to the board:

	Appointed	*Resigned*
J F Brownrigg	–	7 March 2003
J C Lamprecht	7 March 2003	–

The retiring directors are Messrs J C Lamprecht and R B Kebble, and being eligible, offer themselves for re-election.

The board of directors, as presently constituted are:

NON-EXECUTIVE DIRECTORS

Vaughan Grantland Bray (68)
B.Comm, CA (SA), PMD (Harvard)

Born on 12 August 1935. Vaughan joined Johannesburg Consolidated Investment Company Limited in 1975; appointed Finance Director in 1984. After the unbundling of the Group, he was appointed Chief Executive of Johnnic, a position he held until 1999. Has served on the boards of numerous public companies, and has been on the board of Freddev as Chairman since 1984.

Hendrik Christoffel Buitendag (55)
B.Comm, CA (SA)

Born on 25 April 1948. Hennie was appointed to the board of Freddev in 1998. Hennie is a director of the following listed companies:

JCI Limited (formerly Consolidated African Mines Limited), Matodzi Resources Limited, Randgold & Exploration Company Limited, Rand Leases Properties Limited, Simmer and Jack Mines, Limited, Stilfontein Gold Mining Company Limited and Zarara Energy Limited.

Roger Brett Kebble (39)
BA (Pol Sci) (UCT), BA LLB (UCT)

Born on 19 February 1964. Education: St Andrew's School, Bloemfontein. Brett was appointed to the board of Freddev in 1998. He is also a director on the following listed companies:

Barnato Exploration Limited, Matodzi Resources Limited, Rand Leases Properties Limited, Randgold & Exploration Company Limited, Western Areas Limited and Stilfontein Gold Mining Company Limited.

John Chris Lamprecht (40)
B.Comm (Honours) (Wits), MBA (Wits), ACMA

Born on 1 October 1962. Chris was appointed to the board of Freddev on 7 March 2003. He serves as a director of Barnato Exploration Limited and Western Areas Limited, and is also a director on the South Deep Placer Dome Joint Venture board. Chris has worked in the mining industry over the past 15 years for various companies in corporate and treasury positions.

NON-EXECUTIVE DIRECTORS (CONTINUED)

George William Poole
ACIS

Born on 28 May 1964. George has been with the larger CAM/JCI Group for nine years, and has recently been appointed Investor Relations Executive, after fulfilling the Group Company Secretarial function since joining the Group. George was appointed to the board of Freddev in 2002. He serves as a director of Barnato Exploration Limited, and an alternate director of Western Areas Limited and several other Group companies, and is also involved in the development of the Procurement and Logistics Division within the Group.

Stephen Tainton (48)

Born on 29 May 1955. Steve joined Johannesburg Consolidated Investment Company Limited in 1980, as a junior geologist with the Fundamental Research Unit, involved in the exploration for a variety of commodities. He has occupied the positions of senior geologist, manager geology, and consulting geologist for the JCI Group, and has served on the executive committees of Western Areas Limited and JCI Limited.

He was appointed to the board of Freddev in 2001 as a non-executive director and has held board positions with a number of JCI Group subsidiaries and affiliated companies.

DIRECTORS' INTERESTS

The total interests as at 31 March 2003, of the directors in the issued share capital or voting control of the Company, are as follows:

Name	2003 Non-beneficial	2003 Indirect beneficial	2002 Non-beneficial	2002 Indirect beneficial	**2003 Total**	2002 Total
V G Bray	500	125 600	500	125 600	**126 100**	126 100
J F Brownrigg	–	–	500	–	–	500
H C Buitendag	500	–	500	–	**500**	500
R B Kebble	500	–	500	–	**500**	500
J C Lamprecht	–	–	–	–	–	–
G W Poole	100	–	100	–	**100**	100
S Tainton	500	–	–	–	**500**	–
Total	2 100	125 600	2 100	125 600	127 700	**127 700**

Disclosures by the directors indicate that their individual interests did not exceed 1% of the Company's issued share capital, at the date of this report.

There were no contracts of significance, during or at the end of the financial year, in which any director of the Company was materially interested. In addition, no service contracts exist between the Company and any of its directors.

DIRECTORS' EMOLUMENTS

As the directors of the Company are non-executives, no director received any remuneration for the period under review (2002: Rnil).

SHAREHOLDERS SPREAD

Range	Number of holders	% of shareholders
1 – 1 000	686	57,50
1 001 – 10 000	373	31,27
10 001 – 100 000	117	9,81
100 001 – 1 000 000	14	1,17
1 000 001 shares and over	3	0,25
Total	1 193	100,00

DISTRIBUTION OF SHAREHOLDERS

	Number of holders	% of shareholders
Banks	7	0,59
Close Corporations	15	1,26
Growth Funds/Unit Trusts	1	0,08
Individuals	1 010	84,66
Investment Companies	28	2,35
Limited Companies	18	1,51
Nominee Companies or Trust	90	7,54
Pty Companies	24	2,01
Total	1 193	100,00

PUBLIC/NON-PUBLIC SHAREHOLDERS

Non-public shareholders	Number of shareholders	Number of shares	%
Directors of the Company	5	127 700	0,57
Public shareholders	1 188	22 098 897	99,43
	1 193	22 226 597	100,00

RESIDENT/NON-RESIDENT

	Number of shareholders	Number of shares	%
Resident	935	18 005 960	78,37
Non-resident	258	4 220 637	21,63
	1 193	22 226 597	100,00

MAJOR SHAREHOLDERS

At 31 March 2003, the register of shareholders indicated block holdings of 5%, or more, in the share capital of the Company, as follows:

	2003 %	2002 %
JCI Gold Limited	44,68	44,68
Standard Trust Asset Management	–	14,24
Rinric Nominees	–	8,31
Liberty Asset Management Limited (Stanlib)	8,27	–
Philmore Limited	8,22	–
A UK control account	–	5,02

INCOME STATEMENTS

FOR THE YEAR ENDED 31 MARCH 2003

COMPANY				GROUP	
2002	2003		Notes	2003	2002
R'000	R'000			R'000	R'000
4 788	8 736	Interest received		8 736	4 788
3	1	Licence fees received		1	3
4 791	8 737			8 737	4 791
(963)	(939)	Cost of administration	2	(802)	(979)
3 828	7 798	Income before abnormal item		7 935	3 812
–	139	Abnormal item	3	139	–
3 828	7 937	Income before taxation		8 074	3 812
1 148	2 351	Taxation	4	2 412	1 148
2 680	5 586	Net income for year		5 662	2 664
12,1	25,1	Earnings per share (cents)	5	25,5	12,0
12,1	24,5	Headline earnings per share (cents)	5	24,8	12,0

BALANCE SHEETS

AT 31 MARCH 2003

COMPANY 2002 R'000	COMPANY 2003 R'000		Notes	GROUP 2003 R'000	GROUP 2002 R'000
		ASSETS			
5 739	5 592	Non-current assets		7 943	7 943
1 771	1 771	Mineral and participation rights and capitalised exploration expenditure	6	7 943	7 943
3 968	3 821	Investment in subsidiaries	7		
49 795	55 889	Current assets		55 889	49 806
26	11	Accounts receivable		11	37
49 750	55 846	Loan to JCI Gold Limited	8	55 846	49 750
19	32	Cash and cash equivalents	9	32	19
55 534	61 481	Total assets		63 832	57 749
		LIABILITIES AND SHAREHOLDERS' EQUITY			
965	1 326	Current liabilities		1 413	992
602	478	– Accounts payable		480	605
363	848	– Taxation		933	387
965	1 326	Total liabilities		1 413	992
54 569	60 155	Shareholders' Equity		62 419	56 757
55 534	61 481	Total liabilities and shareholders' equity		63 832	57 749
		Net asset value per share (cents)		281	255

CASH FLOW STATEMENTS

FOR THE YEAR ENDED 31 MARCH 2003

COMPANY				GROUP	
2002	2003		Notes	2003	2002
R'000	R'000			R'000	R'000
		CASH FLOWS APPLIED TO OPERATING ACTIVITIES			
(849)	(908)	Cash applied to operations	11	(761)	(865)
4 788	8 736	Interest received		8 736	4 788
(1 051)	(1 866)	Normal taxation paid	12	(1 866)	(1 051)
2 888	5 962	Net cash inflow from operating activities		6 109	2 872
		CASH FLOWS FROM INVESTING ACTIVITIES			
(49 750)	(6 096)	Loan to JCI Gold Limited		(6 096)	(49 750)
(16)	147	(Increase)/decrease in amounts owing to subsidiary companies			
(49 766)	(5 949)	Net cash outflow from investing activities		(6 096)	(49 750)
(46 878)	13	NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		13	(46 878)
46 897	19	Cash and cash equivalents at beginning of year		19	46 897
19	32	Cash and cash equivalents at end of year	9	32	19

CHANGE IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED 31 MARCH 2003

	Share capital R'000	Share premium R'000	Capital redemption reserve R'000	Retained earnings R'000	Total shareholders' equity R'000
Group					
Balance at 1 April 2001	2 223	9 272	28	42 570	54 093
Retained earnings for the year				2 664	2 664
Balance at 31 March 2002	2 223	9 272	28	45 234	56 757
Balance at 1 April 2002	2 223	9 272	28	45 234	56 757
Retained earnings for the year				5 662	5 662
Balance at 31 March 2003	2 223	9 272	28	50 896	62 419
Company					
Balance at 1 April 2001	2 223	9 272	28	40 366	51 889
Retained earnings for the year				2 680	2 680
Balance at 31 March 2002	2 223	9 272	28	43 046	54 569
Balance at 1 April 2002	2 223	9 272	28	43 046	54 569
Retained earnings for the year				5 586	5 586
Balance at 31 March 2003	2 223	9 272	28	48 632	60 155

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 MARCH 2003

1. ACCOUNTING POLICIES

The financial statements and Group financial statements are prepared on the historical cost basis and incorporate the following principal accounting policies which are consistent with those of previous years.

(a) Basis of consolidation

The annual financial statements include the results and financial position of the Company and its subsidiaries. Operating results of subsidiaries are included from the effective dates of acquisition.

(b) Revenue

Interest income is recognised on a time proportion basis, taking into account the principal amount outstanding and the effective rate over the period to maturity.

(c) Taxation

The charge for taxation is based on results for the year as adjusted for items which are non-assessable or disallowed. Temporary differences arise from differences between the carrying amount of assets and liabilities in the financial statements, and the corresponding tax basis used in the computation of assessable tax profit.

(d) Mineral and participation rights

Mineral and participation rights are shown at cost less recoupment and are written off when the directors consider that there is no possibility of establishing a viable venture.

(e) Exploration expenditure

Exploration expenditure is written off in full in the year in which it is incurred, unless the directors consider that there is a possibility of establishing a viable venture, in which case the expenditure is carried forward until this fact has been determined.

(f) Foreign currencies

Foreign assets and liabilities are converted at the approximate rates of exchange ruling at the end of the year.

(g) Financial instruments

The Group's principal financial assets are bank balances, cash and receivables. Receivables are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts. Financial liabilities are classified according to the substance of the applicable contractual arrangements. Significant financial liabilities includes trade and other payables, which are stated at their nominal value.

(h) Comparative figures

Where necessary comparative figures have been reclassified.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 MARCH 2003

COMPANY 2002 R'000	COMPANY 2003 R'000		GROUP 2003 R'000	GROUP 2002 R'000
		2. COST OF ADMINISTRATION		
		Includes the following items:		
17	45	Auditors' remuneration	50	21
447	269	Managerial and technical fees	269	447
169	205	Interest paid to subsidiary company		
41	143	Interest paid on other borrowed monies	143	41
21	35	Fees paid to the JSE	35	21
–	51	Consultants' fees	51	–
		3. ABNORMAL ITEM		
–	139	Forfeiture of unclaimed dividends	139	–
		4. TAXATION		
1 148	2 351		2 412	1 148
1 148	2 348	South African normal taxation	2 409	1 148
–	3	Prior year underprovision	3	–
%	%	Reconciliation of rate of taxation	%	%
30,0	30,0	Current standard statutory rate	30,0	30,0
–	(0,5)	– abnormal item exempt	(0,5)	–
–	0,1	– disallowable expenditure	0,3	0,1
30,0	29,6	Effective tax rate	29,8	30,1
		5. EARNINGS PER SHARE		
2 680	5 586	Net income for the year	5 662	2 664
–	139	Abnormal item	139	–
2 680	5 447	Headline earnings	5 523	2 664

The calculation of earnings per share is based on the net income for the period and the weighted average of 22 226 597 ordinary shares in issue during the period.

Headline earnings per share is based on the net income for the period adjusted for abnormal item and the weighted average of 22 226 597 ordinary shares in issue during the period.

COMPANY 2002 R'000	COMPANY 2003 R'000		GROUP 2003 R'000	GROUP 2002 R'000
		6. MINERAL AND PARTICIPATION RIGHTS AND CAPITALISED EXPLORATION EXPENDITURE		
1 771	1 771	At cost less recoupments and amounts written-off	7 943	7 943
		7. INVESTMENT IN SUBSIDIARIES		
		(Wholly-owned)		
		Shares – at cost less provision		
3 752	3 752	– Southern Holdings Limited		
1 446	1 446	– Palmietfontein Mining Ventures (Proprietary) Limited		
5 198	5 198			
(1 230)	(1 377)	Due to Southern Holdings Limited		
3 968	3 821			
(16)	76	Profit/(loss) of subsidiaries attributable to the Company		
		8. LOAN		
49 750	55 846	Loan to JCI Gold Limited – secured by pledge of listed investments	55 846	49 750
		9. CASH AND CASH EQUIVALENTS		
		Cash and cash equivalents included in the balance sheet comprised the following:		
19	32	Bank balances and cash	32	19
		10. SHARE CAPITAL		
		Authorised:		
2 970	2 970	29 700 000 ordinary shares of ten cents each	2 970	2 970
30	30	3 000 000 cumulative redeemable preference shares of one cent each	30	30
3 000	3 000		3 000	3 000
		Issued:		
2 223	2 223	22 226 597 ordinary shares of ten cents each	2 223	2 223

The unissued ordinary shares in the capital of the Company have been placed under the control of the Company's directors and the general authority given to the directors is valid only until the forthcoming annual general meeting, when the members will be asked to renew such authority.

COMPANY 2002 R'000	COMPANY 2003 R'000		GROUP 2003 R'000	GROUP 2002 R'000
		11. RECONCILIATION OF INCOME BEFORE TAXATION FOR THE YEAR TO CASH APPLIED TO OPERATIONS		
3 828	7 798	Income before abnormal item	7 935	3 812
		Adjusted for:		
(4 788)	(8 736)	– interest received	(8 736)	(4 788)
(960)	(938)	Operating loss before working capital changes	(801)	(976)
111	30	Working capital changes	40	111
97	15	Decrease in accounts receivable	26	98
–	139	Forfeiture of dividends	139	–
14	(124)	(Decrease)/increase in accounts payable	(125)	13
(849)	(908)	Cash applied to operations	(761)	(865)
		12. TAXATION		
(266)	(363)	Amounts due at beginning of year	(387)	(290)
(1 148)	(2 351)	Amounts charged per the income statements	(2 412)	(1 148)
363	848	Amounts due at end of year	933	387
(1 051)	(1 866)	Normal taxation paid	(1 866)	(1 051)

13. RELATED PARTY TRANSACTIONS

During the year the Company concluded the following transactions with a related party.

- Net interest received on loan to JCI Gold Limited amounted to R8 736 000.
- Interest paid on current account with JCI Gold Limited amounted to R143 000.
- Additional loan advanced to JCI Gold Limited amounted to R6 096 000.

NOTICE TO MEMBERS

ANNUAL GENERAL MEETING

The fifty-ninth annual general meeting of members of Free State Development and Investment Corporation Limited will be held in the Auditorium, Ground Floor, 28 Harrison Street, Johannesburg, on Wednesday, 29 October 2003, at 09h30, for the following purposes:

ORDINARY BUSINESS

1. To consider and adopt the audited annual financial statements for the year ended 31 March 2003.
2. To elect directors in place of Messrs J C Lamprecht and R B Kebble who retire in accordance with the provisions of the Company's Articles of Association but, being eligible have offered themselves for re-election.

VOTING AND PROXIES

A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend, speak and, on a poll, vote in his stead. A proxy need not be a member of the Company. Duly completed proxy forms must be deposited at the office of the South African Transfer Secretaries or at the office of the United Kingdom Registrars not less than 48 hours before the time appointed for the holding of the meeting.

Shareholders who hold their shares in certificated form or are own-name dematerialised shareholders and who are unable to attend the annual general meeting which is to be held on Wednesday, 29 October 2003 at 09h30, but wish to be represented at the annual general meeting should complete and return the form of proxy attached in accordance with the instructions contained therein to be received by the South African Transfer Secretaries by no later than 09h30 on Monday, 27 October 2003.

Other shareholders who hold their shares in uncertificated form through a Central Securities Depository Participant ("CSDP") or broker and who wish to vote by way of proxy at the annual general meeting, should provide their CSDP or broker with their voting instructions, in terms of the custody agreement entered into between such shareholders and their CSDP or broker. These instructions must be provided to the CSDP or broker by the cut-off time and date advised by the CSDP or broker for instructions of this nature. if however, such shareholders wish to attend the annual general meeting in person, then they will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between the dematerialised shareholder and their CSDP Broker.

By order of the board.

P B Beale
Company secretary
30 September 2003

motiv
Printed by Ince (Pty) Ltd

FORM OF PROXY

FREE STATE DEVELOPMENT AND INVESTMENT CORPORATION LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1944/016931/06)

Share Code: FRE   ISIN: ZAE000002739

("Freddev" or "the Company")

For the use by *certificated and own-name dematerialised* holders of ordinary shares in Freddev at the annual general meeting of Freddev shareholders to be held in the Auditorium, Ground Floor, 28 Harrison Street, Johannesburg, on Wednesday, 29 October 2003 at 09h30, or such later time that may be applicable.

Other dematerialised shareholders must inform their CSDP or broker of their intention to attend the meeting in order that the CSDP or broker may issue them with the necessary authorisation to attend, or provide their CSDP or broker of their voting instruction should they not wish to attend the meeting in person.

I/We ______________________________

(Block letters)

of ______________________________

(Block letters)

being a member/s of the Company, and entitled to ______________ votes, hereby appoint

____

of ______________________________

or failing him/her the Chairman of the meeting as my/our proxy to attend and speak for me/us and on my/our behalf at the Annual General Meeting of the Company to be held in Johannesburg on Wednesday, 29 October 2003 at 09h30 and at any adjournment thereof and to vote or abstain from voting as indicated on the resolutions to be considered at the said meeting:

ORDINARY BUSINESS	FOR	AGAINST	ABSTAIN
1. To adopt the audited annual financial statements for the year ended 31 March 2003			
2. (a) To re-elect Mr J C Lamprecht as a director of the Company			
(b) To re-elect Mr R B Kebble as a director of the Company			

Please indicate with an "X" in the spaces above how you wish your votes to be cast. If no indication is given, the proxy will vote or abstain at his/her discretion.

Any member of the Company entitled to attend and vote at the Annual General Meeting may appoint a proxy or proxies to attend, speak and vote in his/her stead. A proxy need not be a member of the Company.

Every person present and entitled to vote at the Annual General Meeting shall, on a show of hands, have one vote only, but in the event of a poll, every share shall have one vote.

Please read the notes and instructions appearing on the reverse hereof.

Signed at ______________ on ______________ 2003

Name in BLOCK LETTERS ______________ Signature ______________ Assisted by me ______________

Full name(s) of signatory/ies if signing in a representative capacity

(Name in BLOCK LETTERS please)

INSTRUCTIONS FOR SIGNING AND LODGING THIS FORM OF PROXY

1. A Freddev shareholder may insert the name of a proxy or the names of two alternative proxies of the Freddev shareholder's choice in the space/s provided, with or without deleting "the Chairman of the annual general meeting", but any such deletion must be initialled by the Freddev shareholder concerned. The person whose name appears first on the form of proxy and who is present at the annual general meeting will be entitled to act as proxy to the exclusion of those whose names follow.

2. Please insert an "X" in the relevant spaces according to how you wish your votes to be cast. However, if you wish to cast your votes in respect of a lesser number of shares than you own in Freddev, insert the number of ordinary shares held in respect of which you desire to vote. Failure to comply with the above will be deemed to authorise the proxy to vote or to abstain from voting at the annual general meeting as he/she deems fit in respect of all the shareholder's votes exercisable thereat. A Freddev shareholder or his/her proxy is not obliged to use all the votes exercisable by the Freddev shareholder or by his/her proxy, but the total of the votes cast and in respect whereof abstentions are recorded may not exceed the total of the votes exercisable by the shareholder or by his/her proxy.

3. The date must be filled in on this proxy form when it is signed.

4. The completion and lodging of this form of proxy will not preclude the relevant Freddev shareholder from attending the annual general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof. Where there are joint holders of shares, the vote of the senior joint holder who tenders a vote, as determined by the order in which the names appear in the register of members, will be accepted.

5. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity must be attached to this form of proxy unless previously recorded by the South African Transfer Secretaries or the United Kingdom Registrars or waived by the Chairman of the annual general meeting of Freddev shareholders.

6. Any alterations or corrections made to this form of proxy must be initialled by the signatory/ies.

7. A minor must be assisted by his/her parent or guardian unless the relevant documents establishing his/her legal capacity are produced or have been registered by the South African Transfer Secretaries or the United Kingdom Registrars.

8. Forms of proxy must be received by the South African Transfer Secretaries, Computershare Limited at 70 Marshall Street, Johannesburg, 2001 (PO Box 1053, Johannesburg 2000) or by the United Kingdom Registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU by not later than 48 hours before the time appointed for the holding of the meeting.

9. The Chairman of the annual general meeting may accept or reject any form of proxy, in his absolute discretion, which is completed other than in accordance with these notes.

10. If required, additional forms of proxy are available from the South African Transfer Secretaries or the United Kingdom Registrars.

11. Dematerialised shareholders, other than by own-name registration, must NOT complete this form of proxy and must provide their CSDP or broker of their voting instructions in terms of the custody agreement entered into between such shareholders and their CSDP or broker.

Office of the South African Transfer Secretaries:
Computershare Limited
70 Marshall Street
Johannesburg, 2001
(PO Box 1053, Johannesburg 2000)
Telephone: (011) 370-5000
Facsimile: (011) 370-5271/2

Office of the United Kingdom Registrars:
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent, BR3 4TU
Telephone: +(0870) 162 3100
Facsimile: +(020) 8639 2342